Exhibit 2

NASDAQ

Jason S. Frankl
Counsel

VIA FACSIMILE AND OVERNIGHT COMMERICIAL COURIER

April 17, 2003

Randall Perry, Esq.
Attorney at Law
44 Union Avenue
P.O. Box 108
Rutherford, NJ 07070

RE: Synergy Brands, Inc. (Symbol: SYBR) Nasdaq Listing Qualifications Panel Docket No. NQ 4265C-02
     Response to Extension Request

Dear Mr. Perry:

By decision dated February 7, 2003, the Nasdaq Listing Qualifications Panel (the "Panel") determined to continue the listing of Synergy Brands, Inc. (the
"Company") on The Nasdaq Small Cap Market pursuant to an exception. Specifically, on or before March 31, 2003, the Company was required to publicly file the Form 10-K for the fiscal year ended December 31, 2002 with the Securities and Exchange Commission (the "SEC") and Nasdaq evidencing shareholders' equity of at least $2,500,000. On March 31, 2003, the Company filed that report, which reported shareholders' equity of $2,082,537.

By letter dated April 7, 2003, the Company stated that, although it did not satisfy the terms of the Panel's exception, it would demonstrate shareholders' equity of at least $3,000,000 as of March 31, 2003. The Company explained that it had settled certain disputed accounts payable, but that it was unable to do so until after December 31, 2002. In addition, the Company represented that it had closed a $600,000 private placement during the quarter ended March 31, 2003, which increased shareholders' equity by the same amount. Based upon those events plus improved operating results, the Company asserted that it would report shareholders' equity of at least $3,000,000 as of March 31,2003 and requested an exception through May 15,2003 to allow it to file the March 31, 2003 Form 10-Q to evidence compliance with the shareholders' equity requirement.

PANEL DECISION

The Panel observed that the Company failed to satisfy the current term of the exception. However, the Panel acknowledged the Company's representation that it would report shareholders' equity in excess of $2,500,000 as of March 31, 2003 due to improved operating results and events that occurred during that quarter. Accordingly, the Panel determined to continue the listing of the Company's securities on The Nasdaq SmallCap Market and to modify the terms of the exception as follows:

         1. On or before April 25, 2003, the Company must file an unaudited, unreviewed March 31, 2003 balance sheet with the SEC and Nasdaq evidencing shareholders' equity of at least $2,500,000; and

         2. On or before May 15, 2003, the Company must file the Form 10-Q for the quarter ending March 31, 2003 with the SEC and Nasdaq evidencing shareholders' equity of at least $2,500,000. 1

All other terms and conditions of the Panel's prior decisions shall remain in effect. 2


_______________________________________
1 The filing of a Notification of Late Filing on Form 12b-25 with the SEC will not result in an automatic extension of the deadline set forth in this exception.
2 The Panel's determination is limited to those findings expressly set forth in this decision, which is based solely upon the facts and circumstances of this matter and should not be interpreted as precedent.

The Company should be aware that the Nasdaq Listing and Hearing Review Council (the "Listing Council") may, on its own motion, determine to review any Panel decision within 45 calendar days after issuance of the written decision. If the Listing Council determines to review this decision, it may affirm, modify, reverse, dismiss, or remand the decision to the Panel. The Company will be immediately notified in the event the Listing Council determines that this matter will be called for review.

The Company may also request that the Listing Council review this decision. The request for review must be made in writing and received within 15 days from the date of this decision. Requests for review and a copy of the check must be in writing and faxed to (301) 978-4028, with the original sent to:

                             Brigitte Lippmann, Esq.
                                  Chief Counsel
                          Office of Appeals and Review
                          The Nasdaq Stock Market, Inc.
                         9600 Blackwell Road, 3rd Floor
                              Rockville, MD 20850.

Pursuant to Nasdaq Marketplace Rule 4840(b), the Company must submit a fee of $4,000.00 to The Nasdaq Stock Market, Inc. to cover the cost of the review. The Company should send only its payment with the enclosed Appeal Fee Payment Form to:

Regular Mai13                               Courier/Overnight
--------------                              -----------------
The Nasdaq Stock Market, Inc.      or       The Nasdaq Stock Market, Inc. W0435
P.O. Box 7777-W0435                         c/o Mellon Bank, Rm. 3490
Philadelphia, PA 19175-0435                 701 Market Street
                                            Philadelphia, PA 19106

Please be advised that the institution of a review, whether by way of the Company's request or on the initiative of the Listing Council, will not operate as a stay of this decision.

Should you have any questions, please do not hesitate to contact me at (301) 978-8076.

/s/ Jason S. Frankl
-------------------
    Jason S. Frankl
    Counsel
    Nasdaq Listing Qualifications Hearings

___________________________________
3 Please note that the P.O. Box address will not accept courier or overnight deliveries.